March 2, 2009
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549
Mail Stop 3561

Re:	The Talbots, Inc.
Form 10-K FYE February 2, 2008
Filed April 17, 2008;
DEF 14A
Filed April 25, 2008;
Form 10-Q quarter-ended November 1, 2008
Filed December 11, 2008;
Form 8-K filed January 5, 2009
File No. 1-12552
Dear Mr. Reynolds:
     This letter is being submitted by The Talbots, Inc. (the “Company”) in response to your letter dated January 29, 2009 regarding the Company’s Form 10-K for the fiscal year ended February 2, 2008, Definitive Proxy Statement for the fiscal year ended February 2, 2008, Form 10-Q for the quarter ended November 1, 2008, and Form 8-K filed January 5, 2009. The items below correspond to the matters raised in your letter. The questions raised by the Commission have been repeated, with the Company’s response immediately following.
Form 8-K filed January 5, 2009
1. We note the Form 8-K filed on January 5, 2009 and the discussion of previously uncommitted lines of credit converted to committed loans. With a view to disclosure in future filings, please advise us in your response letter of your ability to effectively draw down on the committed loans given that the base interest rates are determined by the lenders.
Response:
As noted in our Form 8-K filed on January 5, 2009, the interest on the committed lines is equal to the lenders’ effective cost of funds plus a spread not lower than 0.625% and not higher than 1.30%. Our ability to effectively draw on the committed lines would be negatively impacted if the lenders’ cost of funds reached an excessively high level. Our committed lines are with three banks that have been our lenders for approximately twenty years. Our experience with these banks over the most recent ten years indicates that their cost of funds has generally been 0.50% to 0.57% above LIBOR. Given the current interest rate environment, we do not believe that our ability to effectively draw on the committed lines is currently at risk. We will include appropriate disclosure in our future filings.

Mr. John Reynolds
United States Securities and Exchange Commission
March 2, 2009

Form 10-K for Fiscal Year Ended February 2, 2008
Liquidity and Capital Resources, Page 39
2. We note in the first paragraph of page 39 that your Acquisition Debt agreement contains financial covenants. Please tell us whether the likelihood of non-compliance with the covenants or default of the debt is remote. If the likelihood is more than remote, provide the calculated ratios in addition to the minimum/maximum ratios established by the agreement. Also, to the extent material, please provide the same information for any covenants in other outstanding debt to the extent the likelihood of non-compliance is more than remote. Refer to FRC 501.03 for additional guidance.
Response:
As disclosed in our Form 10-K and Forms 10-Q, we are required to satisfy various financial covenants related to our Acquisition Debt, as to which $200 million is outstanding as of January 31, 2009. On February 5, 2009, we announced that our majority shareholder, Aeon (U.S.A.) (“Aeon”), a subsidiary of Aeon Co., Ltd., had committed to provide us with a $200 million term loan, the proceeds of which will be used to pay down the existing $200 million outstanding under the Acquisition Debt. On March 2, 2009, we announced that we had executed the final term loan agreement with Aeon and repaid the $200 million outstanding under the Acquisition Debt. The committed $200 million Aeon term loan does not contain financial ratio covenants.
Of our other outstanding debt, there are no financial covenants other than related to our $50M loan agreement with Aeon, and our $16M revolving loan agreement with another bank, both of which contain the same financial covenants as the Acquisition Debt agreement. We are currently in discussions with each of these lenders to remove the financial covenants from these facilities and we expect to reach a resolution in the first fiscal quarter of 2009 prior to filing our Form 10-K.
In future filings, we will include appropriate disclosures regarding debt covenants as applicable.
DEF 14A Information
3. It appears that you have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation. For example, we note the statement on page 22 that “[t}he Committee set the fiscal 2008 target performance goal for income from continuing operations equal to the Board-approved fiscal 2008 financial budget for income from continuing operations (as adjusted for cost savings included in the TIP portion of the annual incentive program).” We also note the reference to performance targets based on “return on invested capital.” In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the

Mr. John Reynolds
United States Securities and Exchange Commission
March 2, 2009

target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response:
In our 2008 Proxy Statement, the Company included in the Compensation Discussion & Analysis (“CD&A”) a discussion of our fiscal 2007 annual incentive plan including a description of each of the financial performance targets established by our Compensation Committee under the 2007 Management Incentive Plan (“MIP”), which constituted the entire annual incentive plan for fiscal 2007. The Company disclosed the actual, numerical financial performance targets as preliminarily set by the Compensation Committee under the 2007 MIP. Because the Company’s financial performance was significantly below the preliminary MIP financial goals at the time that the final fiscal 2007 MIP financial targets would have been approved by the Compensation Committee, no final MIP financial targets were approved by the Compensation Committee for fiscal 2007 and no MIP awards were earned or paid for fiscal 2007 for any executives, as stated in the CD&A.
For fiscal 2008, the annual incentive program was a combined program consisting of (i) a MIP portion (approximately 60%) and (ii) a new Turnaround Incentive Plan (“TIP”) (approximately 40%). The MIP portion was made up of three performance goals: (1) income from continuing operations, (2) return on invested capital (“ROIC”), and (3) individual/business unit objectives. The targeted cost savings under the TIP portion of the 2008 annual incentive program were tied to particular targeted savings which management would seek to generate from specific strategic initiatives expected to be planned and undertaken in fiscal 2008, including such initiatives as potential headcount reductions, potential operational restructuring, and other potential operational efficiency actions with respect to particular business units or functions. The targeted cost savings under the 2008 TIP were in addition to the cost savings which management had already reflected in the Company’s internal financial plan for fiscal 2008.
For the current fiscal year, the Compensation Committee of the Board of Directors has not yet determined any performance metrics to be used under the Company’s 2009 annual incentive program. However, we believe that it is likely that any annual incentive program for the current year will include one or more key financial performance metrics derived from our internal financial and operations plan and from our intended strategic plans, all to be approved by our Board of Directors.
The Company has not provided specific financial outlook or guidance for the current fiscal year. This reflects not only the volatile economic environment but also the fact that the Company has been in an economic turnaround mode and continues to implement various strategic and operational actions to improve its financial performance.
For the Company to publicly disclose in this year’s CD&A the actual financial metrics or particular identified strategic actions for 2009 which the Compensation Committee may approve, would likely result in competitive harm and be potentially misleading to shareholders and the investment community.

Mr. John Reynolds
United States Securities and Exchange Commission
March 2, 2009

MIP Financial Targets
Assuming the performance goals are established by the time we finalize our 2009 Proxy Statement, we believe that publishing actual financial metrics from our 2009 internal financial plan, which is subject to significant variables, assumptions and future events, would likely, and we believe inappropriately, signal potential financial expectations to our shareholders and the investment community which we have elected not to otherwise publicly provide.
In addition, disclosure of financial metrics from our internal financial plan would likely provide confidential financial information to our retail competitors. Throughout 2008 and continuing into 2009, the Company has been acting on significant strategic initiatives in an effort to return to profitability. The women’s specialty apparel retail sector in which we operate is subject to intense competition and in the economic climate we have been experiencing, we compete not only on the basis of quality and style but also price. Through knowledge of our store product pricing our retail competitors may be able to potentially reverse engineer any disclosed key financial metrics and thereby potentially determine our expected margins and costs which are not otherwise publicly provided. This would allow our competitors to potentially seek to undercut our pricing on comparable and competitive products.
Finally, disclosure of the financial metrics from our fiscal 2009 financial plan would also allow our competitors to target existing or prospective Company executives and be in a position to compete with us for those executives on the basis of whether or not we might be expected to meet our incentive pay levels for the current ongoing fiscal year. The competition for executives in our industry is intense and we wish to avoid further competitive disadvantage by publishing our actual incentive targets for an ongoing and unexpired incentive year.
For all of the above reasons, in future filings, we respectfully submit that we will continue to quantify the actual financial metrics for our completed incentive periods. Under our MIP program formula for the current, on-going incentive plan year, to the extent it is applied this year, we would not plan to include actual target metrics for that on-going plan year, unless for any reason we have publicly disclosed such metric. We will also provide further specific information appropriate for shareholders to better understand the relative degree of difficulty in achieving these current year targets.
TIP Strategic Goals
We also believe it would be inappropriate and would result in competitive harm if the Company were to include actual financial metrics for any TIP portion of our annual incentive plan for a current on-going year, assuming our Compensation Committee uses a similar approach to this year’s annual incentive program.
The Company has publicly disclosed that it has been implementing various turnaround plans and strategic initiatives, with a goal of achieving substantial cost savings. The Company has not publicly disclosed significant targeted potential cost saving actions in advance of actual implementation. In addition, a number of the particular targeted cost savings initiatives were and are kept confidential within the senior executive group and are not generally shared within the Company organization, both out of concern with undue speculation as well as

Mr. John Reynolds
United States Securities and Exchange Commission
March 2, 2009

the fact that certain initiatives were and are still in the planning stages with no final decision having been reached.
For these reasons, we do not believe it is appropriate to disclose confidential financial metrics tied to particular initiatives and actions. However, in future filings, assuming that the Compensation Committee establishes similar strategic programs, we will take into account and review the competitive harm and confidentiality requirements for non-disclosure of performance targets under the rules and guidance related to a CD&A. In the event that we determine it is not appropriate to disclose particular financial targets such as the above, we nevertheless will fully address and provide appropriate and further detailed disclosure concerning the relative degree of difficulty in achieving such goals.
Form 10-Q for Fiscal Quarter Ended November 1, 2008
Fair Value Measurements, Page 14
4. We note your disclosure in the last sentence on page 14 that you did not have any financial assets or liabilities carried at fair value as of November 1, 2008. Please tell us how you considered your deferred compensation plan assets, pension plan assets, accounts receivable and accounts payable in determining that you did not have any financial assets or liabilities carried at fair value.
Response:
Our disclosure in the last sentence on page 14 was intended to indicate the reason that the disclosure requirements of paragraph 32 of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“FAS 157”) were not applicable. This fair value disclosure requirement applies to financial instruments that are carried at fair value on a recurring basis. As of the reporting date, we did not have any assets or liabilities that were carried at fair value.
Our deferred compensation plan assets consist of life insurance policies where the company is the named beneficiary. These assets are recorded at the cash surrender value and are not carried at fair value in our balance sheet.
Our pension plan assets consist of investments that are recorded at estimated fair value. We believe that these assets are not subject to the disclosure requirements of SFAS No. 157 and will continue to be disclosed under SFAS No. 132 (R).
Our accounts receivable and accounts payable are carried at a historic cost basis in our balance sheet. At year end, we will include the fair value disclosures required by SFAS No. 107, Disclosures About Fair Value of Financial Instruments (“FAS 107”), which will consider the guidance of FAS 157 relative to the determination of fair value.
We will clarify our wording in future filings such that the intent of the disclosure is more apparent to the reader. Our annual financial statements will include additional fair value disclosures, as required by SFAS 107.

Mr. John Reynolds
United States Securities and Exchange Commission
March 2, 2009

Goodwill and Intangible Assets, Page 10
5. We note that you performed an interim impairment test in your third quarter of 2008 and that you may perform an additional interim impairment test in your fourth quarter of 2008. Please address the following:
a) Expand your discussion of critical accounting policies in future filings to quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.
b) To the extent that you determine that an interim impairment test is not necessary in the fourth quarter and to the extent it is reasonably possible an impairment charge will be recorded in the future, disclose and explain to us in a supplemental response the carrying value of the reporting unit and the fair value of your reporting units. In addition, explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.
Response:
a) In future filings, we will expand our discussion of critical accounting policies regarding impairment of goodwill and other intangible assets to quantify the sensitivity of our estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on our financial statements, as applicable.
b) We have determined that an interim impairment test of our goodwill and intangible assets is necessary in the fourth quarter of 2008 and we are currently in the process of that testing. As part of our analysis, we will consider the facts and circumstances that we believe are responsible for the significant disparity between our market capitalization and book value of our equity and will disclose in future filings appropriate information related to our analysis.

Mr. John Reynolds
United States Securities and Exchange Commission
March 2, 2009

     If you would like further clarification on any of the foregoing responses or have any additional comments, please contact me at (781) 741-4530.
     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,
/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer and
Chief Financial Officer

cc: Ms. Janice McGuirk, Securities and Exchange Commission